

July 11, 2014

Via E-mail
Mr. Charles R. Olmstead
Chief Executive Officer
Mid-Con Energy Partners, LP
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201

> **Re:** **Mid-Con Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 5, 2014**
> **File No. 1-35374**

Dear Mr. Olmstead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 6

Oil and Natural Gas Reserves and Production, page 12

Estimated Proved Reserves, page 13

1.   Please expand the tabular disclosure of your proved reserves at December 31, 2013 to provide the net quantities of your natural gas expressed as MMcf. For additional guidance, please refer to the disclosure requirements pursuant to Item 1202(a)(1) of Regulation S-K.

Development of Proved Undeveloped Reserves, page 14

2.   Based on the tabular disclosure provided on page 78, there appears to be a 24% reduction in proved undeveloped reserves that occurred from December 31, 2012 to December 31,

2013. Item 1203(b) of Regulation S-K requires that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves." Please expand the disclosure on page 14 to present the changes in the net quantities of your proved undeveloped reserves relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also expand your disclosure to provide a narrative explanation of such changes.

Developed Acreage, page 15

3.   Based on the tabular disclosure provided on page 13 and elsewhere on page 11, it appears that approximately 24% of your total proved reserves at December 31, 2013 are proved undeveloped. However, you have not disclosed the amount of your leasehold acreage that is undeveloped pursuant to Item 1208(b) of Regulation S-K. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped "[t]hose leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Also note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 45

Results of Operations, page 49

4.   Please clarify for us and, if applicable, expand your disclosure to provide the annual production, by final product sold, for each field that contains 15% or more of your total proved reserves for each of the periods shown on page 49. Refer to the requirements set forth in Item 1204(a) of Regulation S-K.

Executive Compensation, page 86

Summary Compensation Table, page 90

5.   We note the disclosure in the Summary Compensation Table regarding the unit awards granted to each named executive officer. We also note that the Grants of Plan-Based Awards Table describes such awards as grants of "performance units." Please disclose the material terms of such grants. See Item 402(o)(4) of Regulation S-K. For example, please disclose how these are "performance" units.

Mid-Con Energy Partners, LP and Subsidiaries

Notes to Consolidated Financial Statements

Note 16-Supplementary Information, page 77

Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 77

6.   Please expand your disclosure for the period from December 31, 2011 to December 31, 2012 to provide an appropriate narrative explanation for the significant changes relating to extensions, discoveries and other additions to comply with FASB ASC paragraph 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director